UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26760

SINO-AMERICAN DEVELOPMENT CORPORATION
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	20-5065416 (I.R.S Employer Identification No.)

10900 Wilshire Boulevard, Suite 500 Los Angeles, CA 90024 (Address of Principal Executive Offices)	(310) 208-1182 (Telephone Number)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                ☐
Rule 12g-4(a)(2)                                ☒
Rule 12h-3(b)(1)(i)                            ☐
Rule 12h-3(b)(1)(ii)                           ☐
Rule 15d-6                                         ☐

Approximate number of holders of record as of the certification or notice date:269

Pursuant to the requirements of the Securities Act of 1934, Sino-American Development Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sino-American Development Corporation

Date: August 30, 2010	By:	/s/Silas Phillips
Silas Phillips
CEO and President